U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☑ Form 20-F	☐ Form 40-F
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ No
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

TERRA NOVA ROYALTY CORPORATION
Form 51-102F4
Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Terra Nova Royalty Corporation (the “Issuer”) Suite 1620, 400 Burrard Street Vancouver, British Columbia, V6C 3A6

1.2	Executive Officer

The following executive officer is knowledgeable about the significant acquisition and this business acquisition report:

Michael Smith President (604) 683-8286

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

The Issuer, through its wholly-owned subsidiary, acquired 93% of the outstanding class A common shares (the “Mass Shares”) of Mass Financial Corp. (“Mass”), excluding Mass Shares already held by it, pursuant to a tender offer (the “Offer”) on November 15, 2010 and all of the remaining outstanding Mass Shares that were not acquired pursuant to the Offer through a compulsory acquisition (together with the Offer, the “Acquisition”) as announced on December 29, 2010. Subsequent to the Acquisition, the Issuer effected the amalgamation of its wholly owned-subsidiary and Mass.

For information about the business of Mass please see the section of the management information circular of the Issuer dated September 29, 2010 (the “Circular”) entitled "Information Concerning Mass — General Development of the Business — General”, which section is incorporated by reference in this report. A copy of the Circular is available at www.sedar.com.

2.2	Date of Acquisition

November 15, 2010.

1

2.3	Consideration

The consideration provided by the Issuer under the Acquisition was one of the Issuer’s common shares for each Mass Share acquired. A total of 24,992,122 of the Issuer’s common shares have been issued pursuant to the Acquisition.

2.4	Effect on Financial Position

Not applicable.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

The parties to the Acquisition are the Issuer, through its wholly-owned subsidiary, as the acquirer, and Mass as the target of the Acquisition. The Acquisition was not with an “informed person” (as such term is defined in Section 1.1 of National Instrument
51-102 - Continuous Disclosure Obligations), associate or affiliate of the Issuer.

2.7	Date of Report

January 31, 2011.

Item 3	Financial Statements

The following financial statements are incorporated by reference in this report (the “Mass Statements”):
(i)	the annual audited financial statements of Mass for the year ended December 31, 2009 and the comparative year ended December 31, 2008 and the accompanying notes thereto, attached as Appendix “B” to the Circular; and

(ii)	the unaudited interim financial statements of Mass for the six months ended June 30, 2010 and the comparative period ended June 30, 2009 and the accompanying notes thereto, attached as Appendix “D” to the Circular.
Attached hereto as Schedule “A” are the: (a) unaudited pro forma condensed consolidated statement of financial position of the Issuer as at June 30, 2010; (b) unaudited pro forma condensed consolidated statement of operations of the Issuer for the six months ended June 30, 2010; (c) unaudited pro forma condensed consolidated statement of operations of the Issuer for the year ended December 31, 2009; and (d) the notes thereto. Such pro forma financial statements should be read in conjunction with the Mass Statements and the unaudited consolidated financial statements for the Issuer, for the interim periods ended March 31 and June 30, 2010 and the management’s discussion and analyses related thereto, which is available at www.sedar.com.

2

SCHEDULE “A”
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

In December 2010, applicable Canadian securities commissions granted Terra Nova Royalty Corporation (the “Company”) exemptive relief permitting it to adopt International Financial Reporting Standards (“IFRS”) effective from January 1, 2010. In connection therewith, the Company amended its unaudited interim quarterly financial statements, initially prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), for each of the interim periods ended March 31, June 30 and September 30, 2010 to reflect its early-adoption of IFRS. As such, these attached pro forma financial statements have been prepared in accordance with IFRS and differ from the prior pro forma financial statements included in the Company’s Management Information Circular dated September 29, 2010, which were prepared in accordance with Canadian GAAP.

TERRA NOVA ROYALTY CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at June 30, 2010
(In thousands)

	Terra Nova[1]	Mass[2]	Combined[3]	Pro Forma		Pro Forma
	Historical	Historical	Historical	Adjustments		Totals[11]
ASSETS
Current Assets
Cash and cash equivalents	$71,202	$235,312	$306,514	$—		$306,514
Securities	13,666	17,171	30,837	(11,073	) [4]	19,764
Restricted cash	—	2,125	2,125	—		2,125
Note and loan receivables	8,000	12,723	20,723	(12,723	) [5]	8,000
Other receivables	5,789	27,110	32,899	(209	) [6]	32,690
Amount due from a former subsidiary	1,754	—	1,754	—		1,754
Inventories	—	50,759	50,759	—		50,759
Property for sale	—	11,675	11,675	—		11,675
Tax receivables	—	1,747	1,747	—		1,747
Contract deposits, prepaid and other	773	17,935	18,708	—		18,708

Total current assets	101,184	376,557	477,741	(24,005)		453,736

Non-current Assets
Restricted cash	—	28	28	—		28
Securities	—	13,421	13,421	12,723	[5]	26,144
Investment in a former subsidiary	117,075	—	117,075	—		117,075
Property, plant and equipment	110	25,280	25,390	18,000	[8]	43,390
Interest in resource property	186,641	—	186,641	—		186,641
Investment property	—	35,595	35,595	—		35,595
Equity method investments	—	4,921	4,921	—		4,921
Future income tax assets	2,426	3,539	5,965	—		5,965
Goodwill	—	4,793	4,793	(4,793	) [8]	—

Total non-current assets	306,252	87,577	393,829	25,930		419,759

	$407,436	$464,134	$871,570	$1,925		$873,495

LIABILITIES AND EQUITY

Current Liabilities
Accounts payable and accrued expenses	$2,326	$44,233	$46,559	$(209	) [6]	$46,350
Debt, current portion	—	1,921	1,921	—		1,921
Financial liabilities, short-term bank loans	—	102,978	102,978	—		102,978
Provisions	—	1,090	1,090	—		1,090
Income tax liabilities	553	840	1,393	—		1,393
Dividend payable	37,378	—	37,378	—		37,378

Total current liabilities	40,257	151,062	191,319	(209)		191,110
Long-term liabilities
Debt, less current portion	—	50,922	50,922	(2,610	) [7]	48,312
Provisions	—	972	972	—		972
Future income tax liability	47,283	1,953	49,236	—		49,236
Other long-term liabilities	—	26,171	26,171	—		26,171

Total long-term liabilities	47,283	80,018	127,301	(2,610)		124,691

Total liabilities	87,540	231,080	318,620	(2,819)		315,801
Equity
Shareholders’ equity	319,896	215,362	535,258	4,744	[7,8,10]	540,002
Non-controlling interests	—	17,692	17,692	—		17,692

Total equity Total equity	319,896	233,054	552,950	4,744		557,694

	$407,436	$464,134	$871,570	$1,925		$873,495

See notes to unaudited pro forma condensed combined financial statements

TERRA NOVA ROYALTY CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For Six Months Ended June 30, 2010
(In thousands, except per share amounts)

	Terra Nova[1]	Mass[2]	Combined[3]	Pro Forma		Pro Forma[8]
	Historical	Historical	Historical	Adjustments		Total
Revenues	$101,585	$170,635	$272,220	$(106,061	) [4,5,6]	$166,159
Cost of revenues	(78,659)	(139,907)	(218,566)	75,758	[5]	(142,808)
Reduction in loss on terminated customer contracts	3,517	—	3,517	(3,517	) [5]	—

Gross Profit	26,443	30,728	57,171	(33,820)		23,351

Income from interest in resource property	8,768	—	8,768	—		8,768
Amortization — resource property	(4,847)	—	(4,847)	—		(4,847)
Selling, general and administrative expense	(25,431)	(13,767)	(39,198)	22,679	[4,5]	(16,519)
Stock-based compensation recovery (expense) — selling, general and administrative	1,415	—	1,415	(2,080	) [5]	(665)
Restructuring recovery	465	—	465	(465	) [5]	—

Operating income	6,813	16,961	23,774	(13,686)		10,088

Interest income	1,550	—	1,550	2,820	[4,5,6]	4,370
Interest expense	(570)	(4,787)	(5,357)	708	[4,5]	(4,649)
Foreign currency transaction gains (losses), net	(6,487)	1,843	(4,644)	6,919	[5]	2,275
Share of the results of equity method investees	—	3,066	3,066	—		3,066
Other expense, net	(129)	(2,901)	(3,030)	2,192	[5]	(838)

Income before income taxes	1,177	14,182	15,359	(1,047)		14,312
Provision for income taxes:
Income taxes	(20,146)	(805)	(20,951)	22,043	[5]	1,092
Resource property revenue taxes	(1,956)	—	(1,956)	—		(1,956)

	(22,102)	(805)	(22,907)	22,043		(864)

Net income (loss)	(20,925)	13,377	(7,548)	20,996		13,448
Less: Net income attributable to the non-controlling interests	(74)	(907)	(981)	74	[5]	(907)

Net income (loss) attributable to holders of Terra Nova Common Shares	$(20,999)	$12,470	$(8,529)	$21,070		$12,541

Basic earnings (loss) per share	$(0.69)					$0.23

Diluted earnings (loss) per share	$(0.69)					$0.23

Weighted average number of common shares outstanding
— basic	30,277,673					55,278,762

— diluted	30,277,673					55,278,762

See notes to unaudited pro forma condensed combined financial statements.

TERRA NOVA ROYALTY CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For Year Ended December 31, 2009
(In thousands, except per share amounts)

	Terra Nova[1]	Mass[2]	Combined[3]	Pro Forma		Pro Forma[8]
	Historical	Historical	Total	Adjustments		Total
Revenues	$576,408	$402,786	$979,194	$(652,282	) [4,5,6,7]	$326,912
Cost of revenues	(457,847)	(273,793)	(731,640)	450,739	[5]	(280,901)
Reduction in loss on terminated customer contracts	17,829	—	17,829	(17,829	) [5]	—

Gross Profit	136,390	128,993	265,383	(219,372)		46,011

Income from interest in resource property	13,530	—	13,530	—		13,530
Amortization — resource property	(8,512)	—	(8,512)	—		(8,512)
Selling, general and administrative expense	(73,019)	(30,631)	(103,650)	61,444	[5,6]	(42,206)
Stock-based compensation recovery — selling, general and administrative	391	—	391	2,322	[5]	2,713
Restructuring costs	(8,993)	—	(8,993)	8,993	[5]	—
Gain on sale of workshop and related assets	5,254	—	5,254	(5,254	) [5]	—

Operating income	65,041	98,362	163,403	(151,867)		11,536

Interest income	7,043	—	7,043	(1,185	) [5]	5,858
Interest expense	(2,793)	(13,350)	(16,143)	3,314	[5]	(12,829)
Foreign currency transaction losses, net	(2,006)	(6,148)	(8,154)	2,289	[5,7]	(5,865)
Share of the results of equity method investees	(254)	3,619	3,365	254	[5]	3,619
Loss on investments in preferred shares in former subsidiaries	(9,538)	—	(9,538)	9,538	[4,7]	—
Other income, net	3,825	(7,108)	(3,283)	4,023	[5]	740

Income before income taxes	61,318	75,375	136,693	(133,634)		3,059
(Provision for) recovery of income taxes:
Income taxes	(20,557)	43	(20,514)	28,067	[5]	7,553
Resource property revenue taxes	(3,039)	—	(3,039)	—		(3,039)

	(23,596)	43	(23,553)	28,067		4,514

Net income	37,722	75,418	113,140	(105,567)		7,573
Less: Net income attributable to the non-controlling interests	(1,050)	(239)	(1,289)	1,050	[5]	(239)

Net income attributable to holders of Terra Nova Common Shares	$36,672	$75,179	$111,851	$(104,517)		$7,334

Basic earnings per share	$1.21					$0.13

Diluted earnings per share	$1.21					$0.13

Weighted average number of common shares outstanding
— basic	30,354,207					55,355,296

— diluted	30,354,207					55,355,296

See notes to unaudited pro forma condensed combined financial statements.

TERRA NOVA ROYALTY CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL
POSITION

1.	Represents our historical unaudited consolidated Statement of Financial Position, extracted from Terra Nova Royalty Corporation’s (“Terra Nova”) consolidated financial statements. Our historical Statement of Financial Position includes an investment associated with the 5% ownership of Mass Financial Corp. (“Mass”). See Note 4 below.
2.	Represents the historical unaudited consolidated Statement of Financial Position of Mass extracted from its unaudited consolidated financial statements, which were included in Terra Nova’s Management Information Circular dated September 29, 2010. This financial information was prepared using IFRS.
3.	Represents the combined Statement of Financial Position in IFRS.
4.	Reflects the elimination of the investment that Terra Nova held in the form of 1,203,627 class A common shares of (the “Mass Shares”) currently held, which has historically been accounted for as trading securities. Represents the resulting loss that resulted from the acquisition of Mass (the “Transaction”). This amount has been recognized in retained earnings and is not reflected in the Pro Forma Income Statements as it will not have an ongoing impact to the results.
5.	Represents a reclassification of short-term receivable to long-term receivables. This reclassification is reflective of the fact that, prior to the Transaction but post-Statement of Financial Position dates, the term of this receivable has been renegotiated.
6.	Reflects the elimination of inter-company transactions that would be eliminated upon consolidation. This elimination assumes a 100% ownership interest in Mass by Terra Nova. Due to the immaterial nature of these amounts, management has not performed a sensitivity analysis.
7.	Represents the elimination of convertible bonds, and the subsequent issuance of Mass Shares. This adjustment reflects that fact that certain bonds were converted subsequent to the issuance of Mass’s interim financial statements but prior to this Transaction.
8.	Reflects the preliminary allocation of the purchase price, and the results associated with the acquisition of all of Mass (less our current ownership) and the preliminary allocation of any excess fair value of the acquired identifiable assets and assumed liabilities over the purchase consideration (the “Excess”) as part of the Transaction. An independent appraisal will be performed to determine the fair value of acquired identifiable assets and assumed liabilities, including any identifiable intangible assets related to the Transaction. The final purchase price allocation could result in a materially different allocation than that presented in these Pro Forma Statements, which assumes that fair value of the assets acquired is equivalent to the book value of Mass as at June 30, 2010 plus an increase in the fair value of its resource properties, the adjustment to debt, and goodwill. For the purpose of the preparation of the Pro Forma Consolidated Statement of Financial Position, the purchase consideration paid by Terra Nova is based on the closing trading price for Terra Nova Common Shares on September 28, 2010, and will be adjusted to reflect the fair value of Terra Nova Common Shares, on the date the Transaction closed. Such adjustments may result in, among other things, an increase or decrease in acquired identifiable assets, assumed liabilities and goodwill (or negative goodwill). When the fair value of acquired identifiable assets and assumed liabilities exceeds the aggregate purchase price, any Excess would be recognized immediately in the statement of operations.

Aggregate Purchase Price:
Value of Terra Nova Common Shares to be issued	$183,757	A
Value of current ownership interest	8,847
Net book value of net assets of Mass acquired			$215,362
Fair value increase of Mass’s assets			18,000	B
Elimination of goodwill			(4,793)
Conversion of debt instruments into equity			2,610

Total fair value of net assets of Mass:	231,179

Excess	$38,575	C

TERRA NOVA ROYALTY CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL
POSITION
A — Represents the estimated value of the Terra Nova common shares, being 25,001,089 shares, used to acquire all of Mass (less our current ownership). This aggregate purchase value is based on Terra Nova’s closing trading share price on September 28, 2010, being $7.35 per share, as an estimate of the fair value of the shares to be issued upon completion of the Transaction. The aggregate purchase price may change based on the finalization of this Transaction as the consideration will be based on fair value of Terra Nova common shares at the closing date and will have a resulting impact on the purchase price allocation.

A movement in the price of Terra Nova common shares of $1.00 based on the shares volatility, will increase/decrease the purchase price by approximately $25 million, and would therefore impact the level of goodwill or negative goodwill recognized. If the share price for Terra Nova common shares reached a level of approximately $9.00, there would be no Excess recognized.

B — Represents an increase in fair value related to Mass’s resource property.

C — Represents an excess of net identifiable assets acquired over purchase cost that under IFRS would be recognized as a gain in the statement of operations. This amount is subject to change for two primary reasons: the share price on closing will impact the purchase price, and the fair value exercise that is to be completed will impact the fair value assumptions used above. This amount is not reflected in the pro forma income statement as it is a one-time gain and will not have an ongoing impact to Terra Nova’s results.

9.	The offer to acquire all of the Mass Shares was part of a several step transaction, which included the subsequent merger of Mass and a Terra Nova subsidiary, designed to effect a combination with an exchange ratio based upon the fully-diluted net book value of each company adjusted in the case of Terra Nova to reflect the recently completed rights offering, the distributions of KHD Humboldt Wedag International AG (“KID”) shares on September 23, 2010 and December 31, 2010 and the after-tax recovery for past royalty underpayments, excluding pending claims for interest and costs (the “Arbitration Award”). In the case of Mass, its net book value was adjusted to reflect the fair value of its resource interests. Based upon the foregoing adjustments, for the purposes of the Offer, the parties determined that the diluted adjusted net book value per share of each party was approximately equal as a basis for the one to one share exchange.

The share price for Terra Nova common shares may be impacted by, among other things: (i) the Transaction; (ii) future distributions of Terra Nova’s common shares of KID; and (iii) the Arbitration Award.

10.	Represents the adjustment to equity to record the additional shares which were issued in the Transaction, net of the adjustment to eliminate the historical equity accounts of the entities consolidated as a result of the Transactions.

11.	Represents the IFRS Pro Forma Statement of Financial Position.

TERRA NOVA ROYALTY CORPORATION
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS
1.	Represents our historical unaudited consolidated income statement, extracted from Terra Nova’s consolidated financial statements.
2.	Represents the historical unaudited consolidated income statement of Mass extracted from Mass’s unaudited consolidated financial statements included elsewhere in this information circular. This financial information was prepared using IFRS.
3.	Represents the combined income statements in IFRS.
4.	Reflects the elimination of inter-company transactions that would be eliminated upon consolidation. This elimination assumes a 100% ownership interest in Mass by Terra Nova.
5.	Represents the elimination of the income statement items that relate to Terra Nova’s industrial plant technology, equipment and services business that were spun off to existing shareholders in the first quarter of 2010. As these results will not have an ongoing effect on the Company’s results they have been removed.
6.	Represents a reclassification of amounts recorded in Mass.
7.	Reflects the elimination of the loss on Terra Nova’s investments of preferred shares held in Mass.
8.	Reflects the IFRS pro forma income statement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael J. Smith Michael J. Smith
President and Chief Executive Officer

Date:	January 31, 2011